FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press Release, dated February 17, 2010, regarding perpetual tender offer.

Press Release
NOT FOR DISTRIBUTION IN ITALY OR ANY JURISDICTION IN WHICH THE
MAKING OR ACCEPTANCE OF THE TENDER OFFER WOULD NOT BE IN
COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION
Santander Announces a Cash Tender Offer for Santander Perpetual, S.A. Unipersonal’s
Series 2 $1,500,000,000 Guaranteed Perpetual Step-Up Subordinated Notes
(ISIN/CUSIP: US80281YAA55/80281YAA5 (144A) and USE86920AA84/
E86920AA8 (Reg S))
FEBRUARY 17, 2010
Banco Santander, S.A. (“Santander”) today announced the commencement of a cash tender offer (the “Tender Offer”) for any and all of the outstanding Series 2 $1,500,000,000 Guaranteed Perpetual Step-Up Subordinated Notes issued by Santander Perpetual, S.A. Unipersonal (the “Notes”). The Notes are listed on the London Stock Exchange. Santander holds approximately $350,000,000 of the total $1,500,000,000 principal amount of the Notes outstanding. The Tender Offer will expire at 5:00 p.m., New York City time on February 25, 2010 unless extended.
Santander will pay holders $1,005 per $1,000 principal amount of Notes, validly tendered and accepted for purchase pursuant to the Tender Offer, plus accrued and unpaid interest to, but not including, the settlement date. Settlement is expected to occur on or around the third business day following the expiration of the Tender Offer. The purpose of the Tender Offer is for Santander to acquire any and all of the outstanding Notes so as to improve the efficiency of the Santander group’s capital structure.
Additional terms and conditions of the Tender Offer are contained in the Offer to Purchase dated February 17, 2010, that is being sent to holders of the Notes.
Requests for copies of the Offer to Purchase may be directed to the Tax Certification and Tender Agent for the Tender Offer, Acupay System LLC, in New York at 1-212-422-1222, Attention: Sabrina Cruz, in London at 44 (0) 207-382-0340, Attention: Nina Santa Maria or via email at scruz@acupay.com. The Offer to Purchase is posted at www.acupay.com/SanCashTender. The Dealer Manager for the Tender Offer is BofA Merrill Lynch. Questions regarding the Tender Offer can be directed to Acupay System LLC at the contact information listed above or to BofA Merrill Lynch, Debt Advisory Services, One Bryant Park, New York, NY 10036, Attention: Debt Advisory Services, 1-888-292-0070 (toll-free) or 1-646-855-3401 (collect).
The Tender Offer will not be made to, and any tenders will not be accepted from, or on behalf of, holders in any jurisdiction in which the making of such a tender offer would not be in compliance with the laws or regulations of such jurisdictions.

THE TENDER OFFER IS SUBJECT TO OFFER AND DISTRIBUTION RESTRICTIONS IN ITALY OR ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE TENDER OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTIONS, INCLUDING APPLICABLE SECURITIES OR “BLUE SKY” LAWS. THE DISTRIBUTION OF THIS ANNOUNCEMENT IN THOSE JURISDICTIONS IS RESTRICTED BY THE LAWS OF SUCH JURISDICTIONS.
Offer and Distribution Restrictions
Belgium
In Belgium, the Tender Offer is not, directly or indirectly, being made to, or for the account of, any person other than qualified investors within the meaning of Article 10 of the Law of June 16, 2006 on the public offering of securities and the admission of securities to trading on a regulated market, each acting on its own account, and the Tender Offer does therefore not constitute a public offer pursuant to Article 6, §3, 2° of the Law of April 1, 2007 on public takeover bids. This document and any other document relating to the Tender Offer has not been and will not be submitted to nor approved by the Belgian Banking, Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/Commissie voor het Bank-, Financie- en Assurantiewezen). Accordingly, the Tender Offer may not be advertised or made (either directly or indirectly) and this document may not be distributed or made available in Belgium other than to such qualified investors.
France
The Offer to Purchase as well as any other offering material relating to the Notes have not been prepared in the context of a public offering of securities in France within the meaning of Article L.411-1 and seq. of the French Code monétaire et financier and Articles 211-1 and seq. of the Autorité des marchés financiers (“AMF”) General Regulations and has therefore not been submitted to the AMF for prior approval or otherwise and does not require a prospectus to be submitted for approval to the AMF. The Tender Offer is not made and will not be made, directly or indirectly, to the public in France and neither the Offer to Purchase nor any other offering material relating to the Notes have been distributed or caused to be distributed or will be distributed or caused to be distributed in France, except only to persons licensed to provide the investment service of portfolio management for the account of third parties (“personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers”) and/or to “qualified investors” (“investisseurs qualifiés”) (as defined in Articles L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier) on the condition that no such document shall be delivered by these persons to anyone (in whole or in part). Such “qualified investors” are notified that they must act for their own account in accordance with the terms set out by Articles L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier.

Italy
The Tender Offer is not extended to any persons (natural or legal) resident in the Republic of Italy
The Tender Offer is not being made, directly or indirectly, in the Republic of Italy. The Tender Offer, the Offer to Purchase and any other documents or material relating to the Offer have not been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. Accordingly, neither the Offer to Purchase nor any other offering material relating to the Tender Offer or the Notes may be distributed or made available in the Republic of Italy.
Spain
Neither the Offers nor the Offer to Purchase constitute an offer of securities or the solicitation of an offer of securities to the public in Spain under the Spanish Securities Market Law (Ley 24/1988, de 28 de Julio, del Mercado de Valores), Royal Decree 1310/2005, of 4 November 2005 and Royal Decree 1066/2007, of 27 July 2007. Accordingly, the Offer to Purchase has not been submitted for approval and has not been approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
United Kingdom
The communication of the Offer to Purchase and any other documents or materials relating to the Tender Offer is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or within Article 49(2)(a) to (d) or Article 43 of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (such persons together being the “Relevant Persons”). The Offer to Purchase may only be distributed in the United Kingdom to Relevant Persons, and this communication must not be relied or acted upon by persons other than Relevant Persons. No part of this document should be published, reproduced, distributed or otherwise made available in whole or in part to any other person without the prior written consent of Santander.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: February 17, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President